UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 21, 2025, Mercurity Fintech Holding Inc. (the “Company”) entered into certain securities purchase agreements (each, a “Securities Purchase Agreement” and collectively, the “Securities Purchase Agreements”) relating to the Company’s registered direct offering of its securities, to certain qualified institutional investors (the “Offering”). D. Boral Capital LLC acted as the Placement Agent (the “Placement Agent”) for this offering. The Company issued a press release announcing the pricing of the Offering on July 21, 2025.

The Securities Purchase Agreements contain customary representations, warranties and agreements by the Company, customary representations and warranties of the purchasers, customary conditions to closing, and customary indemnification obligations of the Company, including limitations on variable rate transactions, as defined in the Securities Purchase Agreements.

On July 29, 2025, due to market conditions and unforeseen challenges that prevented the satisfaction of certain customary closing conditions, the previously announced registered direct offering of ordinary shares and warrants was not consummated. The Company issued a press release on July 29, 2025.

The form of Warrant, the form of Securities Purchase Agreement, and the press releases are filed as Exhibits 4.1, 10.1 99.1, and 99.2 to this report and are each incorporated herein by reference, respectively. The descriptions of the Warrant, the form of Securities Purchase Agreement, and the press releases are qualified in their entirety by reference to the full text of such each such exhibit.

Forward-Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-36896) filed with the SEC on April 30, 2025 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

Date: July 29, 2025	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement
99.1	Press Release dated July 21, 2025
99.2	Press Release dated July 29, 2025